
                                                                Exhibit 99(d)

                        Entergy Mississippi, Inc.
            Computation of Ratios of Earnings to Fixed Charges and
   Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                                                                September 30,
                                                              1996       1997       1998       1999       2000      2001
Fixed charges, as defined:
  Total Interest                                              $48,007    $45,274    $40,927    $38,840    $44,877   $49,880
  Interest applicable to rentals                                2,165      1,947      1,864      2,261      1,596     1,729
                                                             --------------------------------------------------------------

Total fixed charges, as defined                                50,172     47,221     42,791     41,101     46,473   $51,609

Preferred dividends, as defined (a)                             7,610      5,123      4,878      4,878      5,347     4,886
                                                             --------------------------------------------------------------

Combined fixed charges and preferred dividends, as defined    $57,782    $52,344    $47,669    $45,979    $51,820   $56,495
                                                              =============================================================

Earnings as defined:

  Net Income                                                  $79,210    $66,661    $62,638    $41,588    $38,973   $42,518
  Add:
    Provision for income taxes:
    Total income taxes                                         41,107     26,744     28,031     17,537     22,868    24,548
    Fixed charges as above                                     50,172     47,221     42,791     41,101     46,473    51,609
                                                             --------------------------------------------------------------
Total earnings, as defined                                   $170,489   $140,626   $133,460   $100,226   $108,314  $118,675
                                                             ==============================================================

Ratio of earnings to fixed charges, as defined                   3.40       2.98       3.12       2.44       2.33      2.30
                                                             ==============================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 2.95       2.69       2.80       2.18       2.09      2.10
                                                             ==============================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%)
    minus the income tax rate.
